UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sizzle Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83014E 208

(CUSIP Number)

Steve Salis

4201 Georgia Avenue NW

Washington DC 20011

Telephone: (202) 846-0300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83014E 208	13D/A	Page 2 of 9 pages

1	Names of Reporting Persons. VO Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,147,750 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,147,750 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,147,750 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 57.49%
14	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 5,425,000 shares of the Issuer’s Common Stock, $0.0001 par value per share (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-254182) (the “Registration Statement”) and (ii) 722,750 shares of the Issuer’s Common Stock, referred to as private shares in the Registration Statement.

CUSIP No. 83014E 208	13D/A	Page 3 of 9 pages

1	Names of Reporting Persons. Steve Salis
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,147,750 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,147,750 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,147,750 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 57.49%
14	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 5,425,000 shares of the Issuer’s Common Stock, $0.0001 par value per share (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-254182) (the “Registration Statement”) and (ii) 722,750 shares of the Issuer’s Common Stock, referred to as private shares in the Registration Statement.

(2)	VO Sponsor, LLC (the “Sponsor”) is the record holder of the securities reported herein. Steve Salis and Jamie Karson are the managing members of the Sponsor. Mr. Salis and Mr. Karson may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing members of the Sponsor. Mr. Salis and Mr. Karson each disclaims beneficial ownership of the shares of Common Stock held by the Sponsor, other than to the extent of his pecuniary interest in such shares.

CUSIP No. 83014E 208	13D/A	Page 4 of 9 pages

1	Names of Reporting Persons. Jamie Karson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,147,750 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,147,750 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,147,750 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 57.49%
14	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 5,425,000 shares of the Issuer’s Common Stock, $0.0001 par value per share (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-254182) (the “Registration Statement”) and (ii) 722,750 shares of the Issuer’s Common Stock, referred to as private shares in the Registration Statement.

(2)	VO Sponsor, LLC (the “Sponsor”) is the record holder of the securities reported herein. Steve Salis and Jamie Karson are the managing members of the Sponsor. Mr. Salis and Mr. Karson may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing members of the Sponsor. Mr. Salis and Mr. Karson each disclaims beneficial ownership of the shares of Common Stock held by the Sponsor, other than to the extent of his pecuniary interest in such shares.

CUSIP No. 83014E 208	13D/A	Page 5 of 9 pages

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of VO Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Steve Salis and Jamie Karson (collectively, the “Reporting Persons”) for the sole purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on November 18, 2021 (the “Statement”) as a result of the redemption of 11,076,703 shares of Common Stock of the Issuer (defined below), as reported in the Current Report on Form 8-K filed by the Issuer on February 6, 2023.

This Schedule 13D/A is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sizzle Acquisition Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 4201 Georgia Avenue NW, Washington, DC 20011.

Item 2. Identity and Background

This Schedule 13D/A is being filed by the Sponsor, Steve Salis and Jamie Karson.

The Sponsor is organized under the laws of the State of Delaware. Mr. Salis and Mr. Karson are each a citizen of the United States. The address for the principal business and principal office of each of the Reporting Persons is 4201 Georgia Avenue NW, Washington, DC 20011.

The Sponsor is not an operating entity. It serves as the sponsor of the Issuer and holds securities of the Issuer. Mr. Salis and Mr. Karson are Managing Members of the Sponsor. Mr. Salis is also the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and Mr. Karson is the Non-Executive Vice-Chairman of the Board of Directors of the Issuer. The principal occupation of Mr. Salis is Chief Executive Officer of Salis Holdings, LLC, and principal occupation of Mr. Karson is Executive Chairman of Salis Holdings.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Shares (as defined below) was $7,227,500. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor and its affiliates.

Item 4. Purpose of Transaction

Founder Shares

In October 2020, Sponsor purchased 2,875,000 shares of Common Stock, classified as founder shares, for an aggregate purchase price of $25,000. In March 2021, the Issuer effected a 1.25 for 1 stock dividend for each share of Common Stock outstanding, resulting in Sponsor holding 3,593,750 founder shares. In September 2021, the Issuer effected an additional 1.4 for 1 stock dividend for each share of Common Stock outstanding, resulting in Sponsor holding 5,031,250 founder shares. In November 2021, the Issuer effected another 1,08 for 1 stock dividend for each share of Common Stock outstanding, resulting in Sponsor holding an aggregate of 5,425,000 founder shares (excluding the 8,750 shares forfeited due to a partial exercise by the underwriters of its over-allotment option) (the “Founder Shares”).

CUSIP No. 83014E 208	13D/A	Page 6 of 9 pages

Placement Shares

On November 3, 2021, as part of a private placement shares purchase agreement dated November 3, 2021 (the “Shares Purchase Agreement”), Sponsor purchased 722,750 shares of Common Stock (the “Placement Shares”) from the Issuer for an aggregate purchase price of $7,227,500.

The foregoing description of the Shares Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Common Stock if the Issuer does not complete the Business Combination within 15 months from the closing of the Issuer’s initial public offering (the “IPO”) (subsequently extended up to an additional 6 months) or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 15 months from the closing of the IPO (subsequently extended up to an additional 6 months), although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Common Stock to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares and Placement Shares are not transferable or salable until after the completion of the Business Combination.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to two written demands, excluding short form demands, that the Issuer register Founder Shares, Placement Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

CUSIP No. 83014E 208	13D/A	Page 7 of 9 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D/A for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives to the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following sets forth, as of the date of this Schedule 13D/A, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 10,693,897 shares of Common Stock outstanding as of February 1, 2023 (after giving effect to the redemptions reported in the Form 8-K filed by the Issuer on February 6, 2023), which includes: (i) 4,423,297 shares of Common Stock issued in the IPO, (ii) 770,000 Placement Shares, (iii) 5,425,000 Founder Shares, and (iv) 75,600 shares of Common Stock issued to EarlyBirdCapital Inc.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
VO Sponsor, LLC	6,147,750	57.49%	6,147,750	0	6,147,750	0
Steve Salis	6,147,750	57.49%	0	6,147,750	0	6,147,750
Jamie Karson	6,147,750	57.49%	0	6,147,750	0	6,147,750

The securities reported above are held of record by the Sponsor and include: (i) 722,750 Placement Shares, and (ii) 5,425,000 Founder Shares.

CUSIP No. 83014E 208	13D/A	Page 8 of 9 pages

Sponsor is the record holder of the securities reported herein. Steve Salis and Jamie Karson are the managing members of Sponsor. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Mr. Salis and Mr. Karson each disclaims beneficial ownership of the securities held by Sponsor other than to the extent of his pecuniary interest in such securities.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D/A, except as described herein, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Shares Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D/A, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement. (Incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on November 18, 2021).
2	Letter Agreement, dated November 3, 2021, by and among the Issuer, its officers, its directors and Sponsor. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 8, 2021).
3	Registration Rights Agreement, dated November 3, 2021, by and among the Issuer, Sponsor and certain other securityholders. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 8, 2021).
4	Shares Purchase Agreement, dated November 3, 2021, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed November 8, 2021).

CUSIP No. 83014E 208	13D/A	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

VO SPONSOR, LLC

By:	/s/ Steve Salis
Name:	Steve Salis
Title:	a Managing Member

/s/ Steve Salis
STEVE SALIS

/s/ Jamie Karson
JAMIE KARSON